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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )


                      SPICE ENTERTAINMENT COMPANIES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    848432100
                                 (CUSIP Number)


                           Stephen A. Bouchard, Esq.
                          Fleischman and Walsh, L.L.P.
                           1400 Sixteenth Street, N.W.
                              Washington, DC  20036
                                 (202) 939-7900
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 4, 1998
             (Date of event which requires filing of this statement)


                             ______________________


             If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this
   Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
   (4), check the following box  [ ].

                                       13D
   CUSIP No.   848432100                                  PAGE 2 OF 6 PAGES
   _______________________________________________________________________
        (1)  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION    Lindemann Capital Advisors, LLC
             NO. OF ABOVE PERSON
   _______________________________________________________________________
        (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
   _______________________________________________________________________
        (3)  SEC USE ONLY

   _______________________________________________________________________
        (4)  SOURCE OF FUNDS
             OO
   _______________________________________________________________________
        (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
   _______________________________________________________________________
        (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

   _______________________________________________________________________

   NUMBER OF      (7)  SOLE VOTING POWER                 1,568,016

   SHARES    _____________________________________________________________

   BENEFICIALLY   (8)  SHARED VOTING POWER               -0-

   OWNED BY  ______________________________________________________________

   EACH           (9)  SOLE DISPOSITIVE POWER            1,568,016

   REPORTING ______________________________________________________________

   PERSON WITH    (10) SHARED DISPOSITIVE POWER          -0-
   ________________________________________________________________________
         (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON                  1,568,016

   ________________________________________________________________________
         (12)  CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
   ________________________________________________________________________
         (13)  PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)                 12.77%
   ________________________________________________________________________
         (14)  TYPE OF REPORTING PERSON
                     OO
   ________________________________________________________________________
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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   Item 1.     Security and Issuer.

   This statement on Schedule 13D ("Schedule 13D") is filed with respect to the common stock, $.01 par value (the "Common Stock"), of SPICE ENTERTAINMENT COMPANIES, INC., a Delaware corporation whose principal executive offices are located at 536 Broadway, New York, New York 10012 (the "Company").

   Item 2.     Identity and Background.

   This Schedule 13D is filed on behalf of LINDEMANN CAPITAL ADVISORS, LLC, a Delaware limited liability company whose principal offices are located at 767 Fifth Avenue, New York, New York 10153 (the "Filer"). The Filer is a private investment management firm. Adam M. Lindemann is the Managing Member of the Filer. Mr. Lindemann is a private investor and a citizen of the United States.

   Neither the Filer nor Mr. Lindemann has, during the last five years:

               A. been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

               B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

   Item 3.     Source and Amount of Funds or Other Consideration.

   The source of funds for the purchases reported by the Filer herein is the investment capital of certain accounts managed by the Filer. The total amount of funds used by the Filer to purchase the 1,568,016 shares of Common Stock owned by it is $7,736,303.46.

   Item 4.     Purpose of Transaction.

   The purpose of the acquisition of shares of Common Stock by the Filer is for investment. The Filer intends to review its holdings with respect to the Company on a continuing basis. Depending on the Filer's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Filer may acquire additional shares of Common Stock or other securities of the Company; sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

   The Filer has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Filer may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

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   Item 5.     Interest in Securities of the Issuer.

               (a) As of the date of this filing, the Filer beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 1,568,016 shares of the Common Stock or 12.77% of the outstanding shares of Common Stock (assuming 12,277,416 shares of Common Stock outstanding on the date hereof based on information provided by the Company).

               (b) The Filer has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by its Managing Member, Adam M. Lindemann.

               (c) Transaction in the Common Stock effected by the Filer during the past 60 days are set forth in Appendix A to this Schedule 13D. Unless otherwise indicated, all such transactions were made in the NASDAQ market.

               (d) Not applicable.

               (e) Not applicable.

   Item 6.     Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

   Not applicable.

   Item 7.     Material to be Filed as Exhibits.

   Not applicable.




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                                    SIGNATURE



   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



   Dated:  February 13, 1998


                                       LINDEMANN CAPITAL ADVISORS, LLC

                                       By:   /s/ Adam M. Lindemann
                                                Adam M. Lindemann
                                                Managing Member




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                                   APPENDIX A
                                 TO SCHEDULE 13D

                        TRANSACTIONS IN THE COMMON STOCK
                               IN THE PAST 60 DAYS



   DATE           SHARES BOUGHT (SOLD)         NET PRICE PER SHARE

   12/18/97            (4,000)                       $4.0000
   12/22/97            (6,500)                       $4.0000
   12/31/97            (7,500)                       $4.0000
   12/31/97            (3,000)                       $4.0000
   01/02/98            (10,000)                      $4.0000
   01/22/98            28,800                        $4.3750
   01/23/98            40,000                        $4.6175
   01/26/98            16,000                        $4.9840
   01/27/98            60,000                        $4.9692
   01/29/98            50,800                        $5.4603
   01/30/98            33,000                        $5.3350
   02/03/98            50,000                        $5.5000
   02/04/98            208,000                       $5.4737
   02/11/98*           159,500                       $5.5000
   02/11/98*           702,916                       $5.5000
   ________________

   *    Negotiated private transactions with other stockholders.
        All other transactions were open-market purchases.